Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Chromcraft Revington, Inc.:
We consent to the incorporation by reference in the registration statement (No. 33-48728) on Form S-8 of Chromcraft Revington, Inc. of our report dated March 20, 2007, with respect to the consolidated balance sheets of Chromcraft Revington, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows and the consolidated financial statement schedule for each of the years in the three-year period ended December 31, 2006, which report appears in the December 31, 2006, annual report on Form 10-K of Chromcraft Revington, Inc., as amended on Form 10-K/A, on November 2, 2007. Our report refers to a change in the method the company uses to account for stock-based compensation.
/s/ KPMG LLP
Indianapolis, Indiana
November 2, 2007